Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
PURSUANT TO RULE 13.09 OF THE LISTING RULES
This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
PetroChina Company Limited (the Company) is pleased to announce that on 10 January 2011, PetroChina International Company Limited, a wholly-owned subsidiary of the Company, has entered into a framework agreement (the Framework Agreement) with INEOS European Holdings Limited and INEOS Investments International Limited, each a wholly-owned subsidiary of INEOS Group Holdings plc (INEOS).
The Framework Agreement sets out the main principles pursuant to which the parties will work towards engaging in joint ventures in trading activities related to the crude oil refining operations using physical assets located at the Grangemouth refinery in Scotland and the Lavéra refinery in France as well as crude oil refining business using the refining assets at Grangemouth and Lav¨¦ra (the Proposed Joint Venture).
The Proposed Joint Venture is consistent with the Company’s strategy of creating a leading international integrated oil and gas business and would be significant in the Company’s plans for building a broader business platform in Europe. The Company would provide INEOS with an injection of capital and enable the Proposed Joint Venture access to a fully functional trading platform for the trading activities arising from the refining assets at Grangemouth and Lavéra.
In addition, the Company’s parent company, China National Petroleum Corporation, and INEOS have also today signed a strategic co-operation agreement in relation to the sharing of cutting-edge refining and petrochemical technology and expertise between their respective businesses.
The Grangemouth refinery is located on the Firth of Forth in Scotland with direct access to crude oil and gas from the North Sea. The Grangemouth refinery processes around 210,000 barrels of crude oil per day and provides fuel to Scotland, Northern England and Northern Ireland.
The Lavéra refinery processes 210,000 barrels of crude oil per day. It is located on the coast of the Mediterranean crude oil trading basin, next to the port of Marseille, supplying fuel by pipeline into France, Switzerland and Southern Germany.
If legal documentation in relation to the formation of the Proposed Joint Venture is signed, a further announcement with appropriate details as required by applicable rules and regulations will be made by the Company. It is currently expected that the formation of the Proposed Joint Venture will be completed around the first half of 2011.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board

Hong Kong, 10 January 2011
As at the date of this announcement, the board of directors of PetroChina comprises Mr Jiang Jiemin as the chairman; Mr Zhou Jiping (vice chairman) and Mr Liao Yongyuan as executive directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non- executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive directors.

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